Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

AMENDED AND RESTATED EMPLOYMENT AGREEMENT dated as of November 20, 2008 (the “Effective Date”), between News America Incorporated, a Delaware corporation (the “Company”), and Roger Ailes (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Executive is currently employed by the Company pursuant to the terms of an employment agreement between the Company and the Executive dated as of February 21, 2007 (the “Prior Agreement”);

WHEREAS, the Company desires to continue such employment relationship and enter into this Agreement, which will supersede the Prior Agreement and set forth the terms and conditions under which the Executive will continue to serve the Company, its parent, News Corporation, and its affiliates;

WHEREAS, the Executive wishes to continue his employment with the Company on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

1. Duties. The Company agrees to employ the Executive as Chairman and Chief Executive Officer of Fox News Channel (the “News Channel”) and Fox Business Channel (the “Business Channel”), as Chairman of Fox Television Stations (“FTS”) and Twentieth Television (“TT”), and as Editor-in-Chief of Fox News.com, and the Executive agrees to accept such employment for the Term of Employment as hereinafter defined. During the Term of Employment, the Executive, subject to the provisions of this Agreement, shall have the title and the duties of Chairman and Chief Executive Officer of the News Channel and the Business Channel, Chairman of FTS and TT, and Editor-in-Chief of Fox News.com.

In performing his duties hereunder, the Executive shall report directly to the Chairman and Chief Executive Officer and President and Chief Operating Officer of News Corporation. In conformity with budgets approved by the Chief Executive Officer of News Corporation, the Executive shall have the authority and perform such duties for (i) the News Channel and Business Channel as shall be consistent with the authority and duties of a chairman and chief executive officer including the right to hire and fire employees (including an executive assistant) and (ii) FTS and TT as shall be consistent with the authority and duties of a chairman. Executive’s duties will include direction of affiliate sales and advertising sales (subject to coordinating such activities with similar activities conducted by other Fox Television entities) and content and format of the News Channel and Business Channel and Fox News.com. In connection with performing his duties under this Agreement, the Executive shall be a Senior Advisor to the Chairman and Chief Executive Officer and President and Chief Operating Officer of News Corporation on television and all broadcast, cable news, business news and internet matters. During the Term of Employment, subject to the provisions of Section 6(d) hereof, the Executive shall devote all of his business time and attention and give his best efforts and skill to furthering the business and interests of the Company. If requested, Executive agrees to serve without additional compensation as a director and/or committee member of the News Channel, the Business Channel, FTS, TT and any other subsidiaries and affiliates of News Corporation.

In his capacities under this Agreement, including as a director, Executive shall be indemnified, defended and held harmless for any and all claims as against the Company and Executive and will be insured under News Corporation’s Directors and Officers Liability Insurance Policy. This insurance and/or indemnification will include the provision of legal representation and the payment of damages.

2. Term. “Term of Employment” as used herein shall mean the period commencing on the date hereof and ending on June 30, 2013 , provided, however, if the Term of Employment is terminated earlier, as hereinafter set forth, the Term of Employment shall mean the period from the date hereof through the effective date of such earlier termination.

3. Compensation.

(a) Base Salary and Minimum Bonus. As compensation for his services, Executive shall be paid, and agrees to accept, a base salary (the “Base Salary”) at an annual rate of $5,000,000, to be paid in the same manner as other senior executives of the Company are paid. If the Executive is employed on June 30, 2009, June 30, 2010, June 30, 2011, June 30, 2012 and June 30, 2013, on each such date the Executive shall be entitled to a minimum bonus (payable in cash or Common Stock, at the Company’s discretion) of $1,000,000, $1,000,000, $1,250,000, $1,250,000 and $1,250,000, respectively (“Minimum Bonus”), and, other than the “Special” Bonuses provided under Section 3(b) and (c) hereof, any additional bonus in excess of the Minimum Bonus shall be in the sole discretion of the Company. The payments to be made to the Executive pursuant to this Agreement shall be subject to deductions as shall be required to be withheld by applicable law and regulations.

(b) Special Bonus.

(i)	Executive shall be entitled to receive from the Company a special bonus (the “Special Bonus”) based on the earnings before interest, taxes, depreciation and amortization of the News Channel, as determined by the Company consistent with past practice (excluding the expensing or employee stock options and/or grants) applied in accordance with the Company’s normal practice and policies (“EBITDA”) in accordance with the following terms and conditions:

(A)	Special Bonus Schedule

Fiscal Year Ended June 30	High End Special Bonus
2009	$5,500,000
2010	$6,500,000
2011	$8,000,000
2012	$9,000,000
2013	$10,000,000

For each fiscal year during the Term of Employment, the Compensation Committee of News Corporation (the “Compensation Committee”) shall establish a high end EBITDA for the News Channel (“High End EBITDA”) and a low end EBITDA for the News Channel (“Low End EBITDA”) which shall be communicated to the Executive upon determination. Such determination for any fiscal year during the Term of Employment shall be made no later than (but may be made at any time before) the first quarter of the fiscal year for which the goal applies.

(B)	If the EBITDA of the News Channel for any fiscal year during the Term of Employment is not less than the High End EBITDA, then Executive shall be entitled to receive a Special Bonus equal to the High End Special Bonus for such fiscal year.

(C)	If the EBITDA for fiscal year 2009 during the Term of Employment is equal to or greater than the Low End EBITDA but less than the High End EBITDA, then Executive shall be entitled to receive a Special Bonus equal to $2.8 million plus the product of (1) a fraction, the numerator of which is the amount by which the EBITDA for such fiscal year exceeds the Low End EBITDA for such fiscal year and the denominator of which is the High End EBITDA less the Low End EBITDA for fiscal year 2009, multiplied by (2) the sum of the High End Special Bonus minus $2.8 million.

(D)	If the EBITDA for fiscal year 2010 during the Term of Employment is equal to or greater than the Low End EBITDA but less than the High End EBITDA, then Executive shall be entitled to receive a Special Bonus equal to $3.1 million plus the product of (1) a fraction, the numerator of which is the amount by which the EBITDA for such fiscal year exceeds the Low End EBITDA for such fiscal year and the denominator of which is the High End EBITDA less the Low End EBITDA for fiscal year 2010, multiplied by (2) the sum of the High End Special Bonus minus $3.1 million.

(E)

If the EBITDA for fiscal year 2011 during the Term of Employment is equal to or greater than the Low End EBITDA but less than the High End EBITDA, then Executive shall be entitled to receive a Special Bonus equal to $4.5 million plus the product of (1) a fraction, the numerator of which is the amount by which the

EBITDA for such fiscal year exceeds the Low End EBITDA for such fiscal year and the denominator of which is the High End EBITDA less the Low End EBITDA for fiscal year 2011, multiplied by (2) the sum of the High End Special Bonus minus $4.5 million.

(F)	If the EBITDA for fiscal year 2012 during the Term of Employment is equal to or greater than the Low End EBITDA but less than the High End EBITDA, then Executive shall be entitled to receive a Special Bonus equal to $5.0 million plus the product of (1) a fraction, the numerator of which is the amount by which the EBITDA for such fiscal year exceeds the Low End EBITDA for such fiscal year and the denominator of which is the High End EBITDA less the Low End EBITDA for fiscal year 2012, multiplied by (2) the sum of the High End Special Bonus minus $5.0 million.

(G)	If the EBITDA for fiscal year 2013 during the Term of Employment is equal to or greater than the Low End EBITDA but less than the High End EBITDA, then Executive shall be entitled to receive a Special Bonus equal to $5.5 million plus the product of (1) a fraction, the numerator of which is the amount by which the EBITDA for such fiscal year exceeds the Low End EBITDA for such fiscal year and the denominator of which is the High End EBITDA less the Low End EBITDA for fiscal year 2013, multiplied by (2) the sum of the High End Special Bonus minus $5.5 million.

(H)	If the EBITDA for any fiscal year during the Term of Employment is not equal to or greater than the Low End EBITDA, then Executive shall not be entitled to receive a Special Bonus for such fiscal year.

(I)	The Special Bonus, if any, shall be payable within twenty days after the determination of EBITDA for the fiscal year then ended but shall be paid by the end of the calendar year in which such determination was made and shall be in addition to, and not in lieu of, or considered an advance in respect of, any other bonus that Executive may be entitled to receive pursuant to this Agreement.

(ii)	If, during the Term of the Employment, the News Channel commences or acquires another business, is involved in a reorganization, or any similar event occurs which has the effect of changing in a material respect the EBITDA of the News Channel as calculated under this Agreement, Executive and the Company will agree to adjustments in the amount and in the manner in which the EBITDA of the News Channel is calculated.

(c) FBN Bonus. The Executive shall be entitled to receive shares of Common Stock (the “Bonus Stock”) at such time that each of the following events occur: (i) 250,000 shares when EBITDA of the Business Channel is equal to or greater than breakeven, and (ii) 350,000 shares when EBITDA of the Business Channel is equal to or greater than $100,000,000.

4. Other Benefits. The Executive shall be entitled to the following benefits (collectively, the “Benefits”):

(a) The Executive shall be entitled to participate in any equity, profit-sharing, pension (including any supplemental executive retirement plan (a “SERP”), group medical, dental, disability and life insurance and other similar benefit plans, presently in effect or hereafter adopted, applicable generally to the highest level of senior executives of the Company and in an individual supplemental retirement plan (“ISERA”). In addition, for as long as he lives, whether or not he is employed by the Company, the Executive will be entitled to participate in, and the Company will pay for, such group medical, dental, disability and life insurance and other similar benefit plans, presently in effect or hereafter adopted, applicable generally to the highest level of senior executives of the Company; provided that the Company shall not be required to continue to provide the benefits under this Section 4(a) if such benefits are provided to Executive by another employer. Upon his death, the Executive’s surviving spouse and eligible dependents shall continue to be provided with Company health and welfare benefits (including, without limitation, medical, dental and vision benefits) on the same terms and conditions as are applicable generally to the highest level of senior executives of the Company.

(b) In order to facilitate the Executive’s performance of his duties, the Company shall provide him with the use of an automobile and driver, which driver shall be selected by Executive. If it is necessary for the Executive to travel for the performance of his duties he shall be provided with a private jet to do so by the Company. In the Company’s discretion upon Executive’s request, the Executive shall be permitted to use a jet owned by News Corporation for business travel or a chartered jet selected by and arranged for by the Executive and approved by the Deputy Chief Financial Officer of News Corporation. Further, the Company shall provide security services reasonably selected by Executive for the protection of Executive and his family.

(c) Executive shall be entitled to four weeks vacation during each year of his employment hereunder.

5. Business Expenses. During the Term of Employment, the Executive shall be reimbursed for all expenses reasonably incurred by him in connection with his performance of his duties hereunder.

6. Confidentiality; Restriction on Competition; Etc.

(a) The Executive shall not, without the prior written consent of the Company, divulge, disclose or make accessible to any other person, firm, partnership, corporation or other entity any Confidential Information except (a) in the course of carrying out his duties under this Agreement or (b) when required to do so by a court of law, by any governmental agency having supervisory authority over the business of the Company or by any administrative or legislative body (including a committee thereof) with apparent jurisdiction to order him to divulge, disclose or make accessible such information. For purposes of this Section 6(a), “Confidential Information” shall mean all information that is not known or available to the public concerning the business of the Company, the Fox Television Group, or News Corporation and its subsidiaries relating to its products, product development, trade secrets, customers, suppliers, finances, and business plans and strategies. For this purpose, information known or available generally within the trade or entertainment industry shall be deemed to be known or available to the public. Confidential Information shall include information that is, or becomes, known to the public as a result of a breach by the Executive of the provisions of this Section 6(a).

(b) The relationship between the parties hereto is exclusively that of employer and employee, and the obligations of the Company, to the Executive are exclusively contractual in nature. The Company or such of its affiliates as shall be designated shall be the sole owner of all the fruits and proceeds of the Executive’s services hereunder, including, but not limited to, all ideas, concepts, formats, suggestions, developments, arrangements, designs, patents, tradenames, trademarks, packages, programs, promotions and other intellectual properties which the Executive may create in connection with his services hereunder and during the Term of Employment, free and clear of any claims by the Executive (or anyone claiming under the Executive) of any kind or character whatsoever (other than the Executive’s right to compensation hereunder). The Executive shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title and interest in or to any such properties.

(c) Upon termination of his employment, the Executive will immediately surrender and turn over to the Company all books, forms, records, customer lists and all other papers and writings relating to the Company and News Corporation and all other property belonging to the Company that are then in his possession, other than (i) personal notes, calendars, Rolodexes and diaries and (ii) any document or other item that he is prohibited from turning over pursuant to an order of a court of law or other governmental body with apparent jurisdiction to issue such order.

(d) During the Term of Employment (unless terminated by Employer with Cause), Executive will not, in any manner directly or indirectly, engage in any business which competes with businesses in which the Company or any of its affiliates is then engaged and will not directly or indirectly own, manage, operate, join, control or participate in the ownership, management, operation or control of, or be employed by, or connected in any manner with any corporation, firm or business that is so engaged; provided, however, that nothing herein contained shall prohibit the Executive from owning not more than five (5%) of the outstanding stock of any publicly held corporation.

7. Termination of Employment.

(a) Termination Due to Death. In the event the Executive’s employment is terminated due to his death, his estate or his beneficiaries, as the case may be, shall be entitled to:

(i)	Base Salary through the date of death;

(ii)	full minimum bonus for the fiscal year in which Executive’s death occurs, and one-half of minimum bonus for next fiscal year, to be paid in the same manner as such payments were previously made;

(iii)	exercise any stock options, including any unvested stock options which shall immediately vest as of the date of the Executive’s death, exercisable for a period of twelve months following such date;

(iv)	payment of any unvested RSUs and Bonus Stock, if any, in accordance with Section 3(c) hereof; and

(v)	other or additional benefits, including SERP and ISERA payments, in accordance with applicable plans and programs of the Company.

(b) Termination Due to Disability. In the event the Executive’s employment is terminated due to his Disability (as defined below), he shall be entitled in such case to the following:

(i)	Base Salary through the date that is the one year anniversary of the date of termination, to be paid in the same manner as such payments were previously made;

(ii)	full minimum bonus for the fiscal year in which termination due to Disability occurs; and one-half of minimum bonus for next fiscal year, to be paid in the same manner as such payments were previously made;

(iii)	the right to exercise any stock options, including any unvested stock options which shall immediately vest as of the date of the Executive’s termination due to Disability, for a period of twelve months following such date;

(iv)	payment of any unvested RSUs and Bonus Stock, if any, in accordance with Section 3(c) hereof;

(v)	continued participation for life in medical, dental, hospitalization and life insurance coverage and in all other employee plans and programs in which he was participating on the date of termination of his employment due to Disability in accordance with the terms of such plans; and

(vi)	other or additional benefits, including SERP and ISERA payments, in accordance with applicable plans and programs of the Company.

For the purposes of this Section 7(b), “Disability” shall mean the Executive’s inability to substantially perform his duties under this Agreement for a period of 120 consecutive days. Notice of termination by reason of Executive’s disability may be sent by the Company any time after said 120 day period. In the event there should be a disagreement between the Executive and the Company as to whether Executive is disabled within the meaning of this subsection, an impartial physician agreed upon by the parties shall determine the issue of Executive’s disability, or in the absence of such an agreement, then each party shall select a physician, and the physicians selected by the parties shall jointly select an impartial physician, and the three physicians shall by a majority determine the issue of Executive’s Disability. The determination of the single impartial physician or majority determination of three physicians, as applicable, shall be final and binding upon the parties hereto.

(c) Termination for Cause.

(i)	For the purposes of this Agreement, “Cause” shall mean:

(A)	the Executive is convicted of a felony involving moral turpitude;

(B)	the Executive engages in conduct that constitutes willful gross neglect or willful gross misconduct in carrying out his duties under this Agreement, resulting, in either case, in harm to the Company; or

(C)	the Executive breaches any material affirmative or negative covenant or undertaking hereunder, which breach is not cured within fifteen days after written notice to the Executive specifying such breach.

Except as is expressly set forth above, the termination of Executive’s employment by the Company shall not be considered to be for “Cause,” including a termination that results from a disagreement between the Executive and the Company as to policies or judgments made by Executive in good faith.

(ii)	A Termination for Cause shall be communicated by a written Notice of Termination to the Executive, which Notice of Termination shall set forth the facts and circumstances claimed to provide a basis for termination of the Executive’s employment.

(iii)	In the event the Company terminates the Executive’s employment for Cause, he shall be entitled to Base Salary through the date of the termination of his employment for Cause and other or additional benefits, including SERP and ISERA payments, in accordance with applicable plans and programs of the Company.

(d) Termination Without Cause by Company. The Company may, for any reason, terminate the Executive’s employment hereunder at any time. If the Executive’s employment is terminated pursuant to this Section 7(d) the Executive shall be entitled to, as severance, the following amounts and other benefits:

(i)	the Base Salary plus the minimum bonuses provided for in Section 3(a) for the period from the date of termination to the end of the Term of Employment; payable in a lump sum, after applying a discount rate of 8% (eight percent) per annum from the date that such payments would have been made if the termination had not occurred, within five business days of such termination;

(ii)	if Executive’s employment is terminated under this Section (d), during the period from the date of termination to the end of the Term of Employment Executive shall be entitled to receive a payment equal to one-half of each of the High End Special Bonus payments as referred to in Section 3(a), which amount shall be payable to the Executive in the same manner as payments of the Special Bonus were previously made;

(iii)	any unvested stock options shall immediately vest as of the date of the Executive’s termination without Cause and Executive shall have the right to exercise any stock options for a period of twelve months following the date of the Executive’s termination without Cause; and

(iv)	payment of any unvested RSUs and Bonus Stock, if any, in accordance with Section 3(c) hereof, and SERP and ISERA payments in accordance with the terms of the plans.

If the Executive resigns from his employment for Good Reason after having provided written notice to the Company of the event constituting Good Reason and the Company shall not have remedied the event within 30 days of receiving such notice, then the Executive shall be entitled to, as severance, the amounts and other benefits as provided in this Section 7(d). “Good Reason” shall be defined as any material reduction or diminution or reassignment in authority, duties, status or responsibilities that is inconsistent with Executive’s authority, duties, status and responsibilities as set forth herein, or material reduction in compensation and or benefits provided to the Executive (unless the failure to reduce such benefits would constitute a violation of applicable law) that, in any event, is not approved in writing by the Executive, or a material breach of this Agreement by the Company.

(e) No Mitigation. In the event of termination of Executive’s employment hereunder by the Company for reasons other than cause, Executive shall be under no obligation to seek other employment, nor shall he be prohibited from pursuing other employment and there shall be no offset against amounts due the Executive under this Agreement on account of any remuneration attributable to any subsequent employment Executive may obtain.

(f) Expiration of Term of Employment. If, at the end of the Term of Employment, Executive ceases to be employed by the Company and is not employed by any of the Company’s affiliates, any unvested Options that had been granted to Executive prior to the end of the Term of Employment shall immediately vest as of such date and Executive shall have the right to exercise any Options for a period of twelve months following such date.

8. Condition of and Survival of Agreement. In the event that the Company shall at any time be merged or consolidated with any other corporation or corporations or shall sell or otherwise transfer a substantial portion of its assets to another corporation or entity, the provisions of this Agreement shall be binding upon and inure to the benefit of the corporation or entity surviving or resulting from such merger or consolidation or to which such assets shall be sold or transferred.

9. Right to Use Name. The Company shall have the right to use the Executive’s biography, name and likeness in connection with its businesses, subject to Executive’s approval, including in advertising its products and services, but not for use as a direct or indirect endorsement.

10. Conflict and Standards Policies. Executive agrees to abide by the provisions of any conflict of interest and broadcast standards policies of the Company from time to time in effect during the Term of Employment and the News Corporation Standards of Business Conduct.

11. Arbitration. Any controversy arising out of or relating to this Agreement, including any modification or amendment thereof, shall be resolved by arbitration in the City of New York, pursuant to the rules then obtaining of the American Arbitration Association under the auspices of the American Arbitration Association or such other tribunal as the parties may mutually agree shall determine such controversy or disputes. The arbitration shall be conducted before a single arbitrator agreed by the parties or, in the absence of such agreement, before a panel of three arbitrators who shall be selected as follows: each party shall select an arbitrator and the two arbitrators shall jointly select a third arbitrator. The parties agree that the arbitrators sitting in any controversy shall have no power to alter or modify any express provision of this Agreement, or to make any award which by its terms causes such alteration or modification. The parties consent to the application of the New York or Federal Arbitration Statutes and to the jurisdiction of the Supreme Court of the State of New York, and of the United States District Court of the Southern District of New York, for judgment on an award and for all other purposes in connection with said arbitration and further consent that any notice, process or notice of motion or other application to either of said Courts or Judges thereof, or of any notice in connection with any arbitration hereunder, may be served in or out of the State or Southern District of New York by certified or registered mail, return receipt requested, or by personal service, provided a reasonable time for appearance is allowed, or in such other manner as may be permitted under applicable arbitration rules or of either of said Courts. Judgment upon the award rendered may be entered by any Court having jurisdiction. If Executive breaches any of his obligations under Section 6 hereof relating to confidentiality and restriction on competition, and a remedy at law or equity would be available but for the provisions of this Section 11, those remedies will remain available notwithstanding this Section.

12. Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered by registered mail or certified mail, return receipt requested, postage prepaid, as of the date so mailed, as follows (or to such other or additional addresses as either party shall designate by notice in writing in accordance herewith, except that notices of change of address shall not be deemed given until received):

If to the Executive:

Roger Ailes

1211 Avenue of the Americas

New York, NY 10036

with a copy to

Leahey & Johnson, P.C.

120 Wall Street

New York, New York 10005

Attention: Peter James Johnson, Jr., Esq.

If to the Company:

News America Incorporated

1211 Avenue of the Americas

New York, New York 10036

Attention: Group General Counsel

                  News Corporation

13. Construction. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to conflict of laws.

14. Severability. The conditions and provisions herein set forth shall be severable, and if any condition or provision or portion thereof shall be held invalid or unenforceable, then said conditions or provision shall not in any manner affect any other condition or provision and the remainder of this Agreement and every section thereof construed without regard to said invalid condition or provision, shall continue in full force and effect.

15. Assignment. Neither party shall have the right, subject to Section 8 hereof, to assign the Executive’s rights and obligations with respect to his actual employment duties without the prior consent of the other party.

16. Entire Agreement; Existing Agreement. This Agreement and the letter to the Executive from News Corporation dated November 20, 2008, providing for enhanced retirement and welfare benefits in certain events, contain the entire understanding between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes and renders null and void any and all prior oral or written agreements, understandings or commitments pertaining to the subject matter hereof. No waiver or modification of the terms or provisions hereof shall be valid unless in writing signed by the party so to be charged thereby and then only to the extent therein set forth. The parties agree and acknowledge that the Prior Agreement is hereby cancelled and shall have no further force or effect.

17. No Prior Agreements. The Executive represents and warrants that he is not bound by any agreement or any other existing or previous business relationship which conflicts with, or may prevent or otherwise conflict with, the full performance of his obligations and duties under this Agreement. The Executive agrees to indemnify and hold the Company harmless from any claims, costs or liabilities resulting from a breach of the foregoing representation.

18. Headings. The headings of the sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

19. Section 409A.

(a) This Agreement is intended to comply with Section 409A of the Code and will be interpreted accordingly. References under this Agreement to the Executive’s termination of employment shall be deemed to refer to the date upon which the Executive has experienced a “separation from service” within the meaning of Section 409A of the Code.

(b) Notwithstanding anything herein to the contrary, (i) if at the time of the Executive’s separation from service with the Company the Executive is a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder or payable under any other compensatory arrangement between the Executive and the Company or any of its affiliates as a result of such separation from service is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Executive) until the date that is six months following the Executive’s separation from service (or the earliest date as is permitted under Section 409A of the Code), at which point all payments deferred pursuant to this Section 19 shall be paid to the Executive in a lump sum and (ii) if any other payments of money or other benefits due to the Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner that does not cause such an accelerated or additional tax. Any payments deferred pursuant to the preceding sentence shall be paid together with interest thereon at a rate equal to the applicable Federal rate for short-term instruments.

(c) To the extent any reimbursements or in-kind benefits due to the Executive under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to the Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Additionally, to the extent that the Executive’s receipt of any in-kind benefits from the Company or its affiliates must be delayed pursuant to this Section 19 due to his status as a “specified employee”, the Executive may elect to instead purchase and receive such benefits during the period in which the provision of benefits would otherwise be delayed by paying the Company (or its affiliates) for the fair market value of such benefits (as determined by the Company in good faith) during such period. Any amounts paid by the Executive pursuant to the preceding sentence shall be reimbursed to the Executive (with interest thereon) as described above on the date that is six months following his separation from service.

(d) Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code.

(e) The Company shall consult with the Executive in good faith regarding the implementation of the provisions of this Section 19. Without limiting the generality of the foregoing, Executive shall notify the Company if he believes that any provision of this Agreement (or of any award of compensation, including equity compensation, or benefits) would cause the Executive to incur any additional tax under Code Section 409A and, if the Company concurs with such belief after good faith review or the Company independently makes such determination, then the Company shall, after consulting with the Executive, use reasonable best efforts to reform such provision to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A.

(f) Any amount that Executive is entitled to be reimbursed under this Agreement will be reimbursed to Executive as promptly as practical and in any event not later than the last day of the calendar year after the calendar year in which the expenses are incurred, and the amount of the expenses eligible for reimbursement during any calendar year will not affect the amount of expenses eligible for reimbursement in any other calendar year.

(g) Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(h) Unless this Agreement provides a specified and objectively determinable payment schedule to the contrary, to the extent that any payment of base salary or other compensation is to be paid for a specified continuing period of time beyond the Executive’s termination of employment in accordance with the Company’s payroll practices (or other similar term), the payments of such base salary or other compensation shall be made on a monthly basis.

IN WITNESS WHEREOF, the parties hereto have affixed their signatures as of the day and year first above written.

NEWS AMERICA INCORPORATED

By:	/s/ Lawrence A. Jacobs
	Name:	Lawrence A. Jacobs
	Title:	Senior Executive Vice President and Group General Counsel

/s/ Roger Ailes
ROGER AILES

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